United States securities and exchange commission logo





                            April 28, 2022

       Erqi Wang
       Chief Executive Officer
       Jin Medical International Ltd.
       No. 33 Lingxiang Road, Wujin District
       Changzhou City, Jiangsu Province
       People   s Republic of China

                                                        Re: Jin Medical
International Ltd.
                                                            Amendment No. 3 to
                                                            Registration
Statement on Form F-1
                                                            Filed April 1, 2022
                                                            File No. 333-259767

       Dear Mr. Wang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Form F-1 filed April 1, 2022

       Cover Page

   1. We note the references on the cover page and on page 31 that the PRC State Internet
                                                        Information Office
issued the Measures of Cybersecurity Review on July 10, 2021. In
                                                        light of the final
version of the Cyberspace Administration of China   s (CAC) Measures of
                                                        Cyber Security Review
that became effective on February 15, 2022, please revise your disclosure to explain
how this oversight impacts your business and your offering and to what extent you believe
that you are compliant with the regulations or policies that have been issued by the CAC
to date.
 Erqi Wang
Jin Medical International Ltd.
April 28, 2022
Page 2
2. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the
         VIE under U.S. GAAP. We refer to your disclosure that you control and receive
         economic benefits of the VIE   s business operations throughout the
prospectus, including
         on pages ii, 2, 85 and 124. Please revise accordingly.
Prospectus Summary
Dividends and Distributions, page 3

3. Please revise your disclosure in the Summary to quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries and the consolidated VIE, and direction of transfer. Your disclosure should make clear if no transfers have been made to date. Please expand your disclosure to discuss your cash management policies, if any. In your summary of risk factors, please also disclose the risks that restrictions on foreign exchange, your ability to transfer cash between entities, across borders, and to U.S. investors and your ability to distribute earnings from the company pose to investors and the operation of your business. Prospectus Summary
Permissions from the PRC Authorities to Issue Our Ordinary Shares to Foreign Investors, page 3

4. We note your disclosure on pages 3 and 31 that as advised by your PRC counsel, you, your PRC subsidiaries and the VIE are not subject to permission requirements from the
       Chinese Securities Regulatory Commission (the    CSRC   ) and the
Cyberspace
       Administration of China (the    CAC   ) to approve of the VIE   s
operations. Please identify
       outside PRC counsel and file a consent. Alternatively, remove the references and explain the basis for your belief that you are not subject to the review or required to obtain prior
FirstName LastNameErqi Wang
       approval of the CSRC and CAC. Please also describe all consequences to you and your
Comapany    NameJin
       investors      Medical
                 if you,       InternationalorLtd.
                         your subsidiaries,    the VIE inadvertently conclude
that such
       permissions
April 28, 2022 Pageor2 approvals are not required.
FirstName LastName
 Erqi Wang
FirstName
Jin MedicalLastNameErqi    Wang
             International Ltd.
Comapany
April       NameJin Medical International Ltd.
       28, 2022
April 328, 2022 Page 3
Page
FirstName LastName
Selected Condensed Consolidated Financial Schedule of Jin Med and Its Subsidiaries and VIE, page 6

5. We note from your responses to prior comments 2 and 3 that you updated the selected condensed consolidated statements of operations on page 6 of the Amendment to separately present the WFOE from your other subsidiaries. We further note that you have
         (i) updated the WFOE column to include service fee income from consulting services pursuant to the Exclusive Business Cooperation and Service Agreement,
(ii) updated the
         selected condensed consolidated balance sheet on page 7 of the Amendment to provide a more comprehensive presentation of the consolidating assets and liabilities on a gross basis, and (iii) updated the selected condensed consolidated cash flows on page 8 of the
         Amendment to present the cash flows of the WFOE and the other subsidiaries separately.
         Please further revise these statements to remove the    Benefits from
VIE and VIE   s
         subsidiaries   ,    Accumulated benefits through VIE and VIE   s
subsidiaries   , and
         corresponding eliminations, as well as the ensuing effects on the condensed financial statements of Jin Medical International Ltd. for periods that pre-date the November 26,
         2020 VIE Agreements. In this regard, amounts included in the Jin Med (Cayman Islands),
         Subsidiary (Hong Kong), and WFOE (PRC) columns prior to November 26, 2020 should be zero or N/A. Also, revise the introductory paragraph to clarify when the VIE
         Agreements were entered into and why the historical amounts prior to the November 26,
         2020 are reflected in the VIE only column. Please address this comment as it relates to your condensed financial information of the parent company as presented in Note 16 beginning on page F-33.
Summary of Risk Factors, page 9

6. We refer to your disclosure of risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, please revise to include specific cross-references for each summary risk to the more detailed discussion of such risks in the prospectus. Please also specifically discuss the risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice. Revise your summary risk factor relating to the risk that the Chinese government may intervene or influence your operations at any time to clarify that the
         Chinese government may also exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
 Erqi Wang
FirstName
Jin MedicalLastNameErqi    Wang
             International Ltd.
Comapany
April       NameJin Medical International Ltd.
       28, 2022
April 428, 2022 Page 4
Page
FirstName LastName
       You may contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Celeste Murphy at 202-551-3257 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      Ying Li, Esq.